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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment No. 6)

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Registered Office: 84, Grand Rue L-1660 Luxembourg
Registered Number: RCS Luxembourg B 32501

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

________________

WITH COPIES TO:
Diane G. Kerr

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

This statement is filed in connection with (check the appropriate box):

a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b)	[ ] The filing of a registration statement under the Securities Act of 1933.

c)	[X] A tender offer.

d)	[ ] None of the above

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:  [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction:  [X]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$385,596,349.00	n/a
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[✓]Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,837.81
Form or Registration Number:	Schedule TO-T
Filing Party:	Companhia de Bebidas das Américas - AmBev
Date Filed:	12-28-07

This Amendment No. 6 to the Rule 13E-3 Transaction Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”) on January 14, 2008 (such Statement as amended by Amendment No. 1 thereto filed by Companhia de Bebidas das Américas – AmBev (“AmBev” or the “Offeror”) on January 16, 2008, by Amendment No. 2 thereto filed by Quinsa on January 28, 2008, by Amendment No. 3 thereto filed by Quinsa on January 29, 2008, by Amendment No. 4 thereto filed by Quinsa on February 1, 2008, by Amendment No. 5 thereto filed by Quinsa on February 12, 2008 and by this Amendment No. 6, the “Transaction Statement”) relates to the offer by AmBev to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”)) of the Company that are not owned by AmBev or its affiliates upon the terms and subject to the conditions set forth in the Offer to Purchase, including all schedules thereto, and in the related Letters of Transmittal filed by the Offeror on December 28, 2007 (which, as amended or supplemented from time to time, together constitute the “Offer to Purchase”).  The information set forth in the Offer to Purchase and in the Schedule TO-C filed by the Offeror on December 26, 2007, is, where specified herein, expressly incorporated by reference in response to items of the Transaction Statement, and is supplemented by the information specifically provided herein.  Capitalized terms defined in the Offer to Purchase and used herein without definition shall have the meanings specified in the Offer to Purchase.

      ITEM 4. TERMS OF TRANSACTION.

      Item 4 of this Transaction Statement is hereby amended and supplemented by the following additional disclosure:

     (a) Quinsa intends to make additional purchases of Quinsa Class B shares (and Class B shares held as ADSs) from time to time in the open market or through privately negotiated transactions at prevailing market prices in order to reduce the number of U.S. holders of Quinsa Class B shares (and Class B shares held as ADSs) to less than 300.

      ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Item 5 of this Transaction Statement is hereby amended and supplemented by adding the following disclosure:

      (c) Quinsa intends to make additional purchases of Quinsa Class B shares (and Class B shares held as ADSs) from time to time in the open market or through privately negotiated transactions at prevailing market prices in order to reduce the number of U.S. holders of Quinsa Class B shares (and Class B shares held as ADSs) to less than 300.

      ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Item 6 of this Transaction Statement is hereby amended and supplemented by adding the following disclosure:

      (b) Quinsa intends to make additional purchases of Quinsa Class B shares (and Class B shares held as ADSs) from time to time in the open market or through privately negotiated transactions at prevailing market prices in order to reduce the number of U.S. holders of Quinsa Class B shares (and Class B shares held as ADSs) to less than 300.

      (c) Quinsa intends to make additional purchases of Quinsa Class B shares (and Class B shares held as ADSs) from time to time in the open market or through privately negotiated transactions at prevailing market prices in order to reduce the number of U.S. holders of Quinsa Class B shares (and Class B shares held as ADSs) to less than 300.

      ITEM 8. FAIRNESS OF THE TRANSACTION.

      Item 8 of this Transaction Statement is hereby amended and supplemented by adding the following disclosure:

      Quinsa intends to make additional purchases of Quinsa Class B shares (and Class B shares held as ADSs) from time to time in the open market or through privately negotiated transactions at prevailing market prices in order to reduce the number of U.S. holders of Quinsa Class B shares (and Class B shares held as ADSs) to less than 300.

      ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 10 of this Transaction Statement is hereby amended and supplemented by adding the following disclosure:

      (a) Quinsa intends to use general corporate funds to finance any open market or privately negotiated purchases of Quinsa’s outstanding shares in order to reduce the number of U.S. holders of Quinsa Class B shares (and Class B shares held as ADSs) to less than 300.

      ITEM 16. EXHIBITS.

      Item 16 of the Transaction Statement is hereby supplemented by adding the following exhibit:

(a)(5)(v)	Press Release of the Company dated March 7, 2008 (incorporated by reference to Amendment No. 5 to the Schedule 14D-9 filed by the Company on March 7, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Miguel Gomez Eiriz
Name: Miguel Gomez Eiriz
Title: Chief Financial Officer

Dated: March 7, 2008